Exhibit 99.1

Clearmind Medicine Announces Filing of European Patent Application for Novel Psychedelic Compounds for the Treatment of PTSD

Vancouver, Canada, May 05, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the filing of a European patent application for innovative psychedelic compounds targeting the treatment of Post-Traumatic Stress Disorder (PTSD) and other mental health disorders.

The European patent application forms part of the Company’s exclusive worldwide licensing agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”). Under the terms of the licensing agreement, Clearmind holds exclusive global rights to develop, manufacture, and commercialize novel compounds developed at Yissum. The Company is responsible for advancing the development program in accordance with regulatory requirements.

According to recent market reports, the global post-traumatic stress disorder (PTSD) treatment market is valued at approximately USD 18.5 billion in 2025 and is projected to reach USD 30.2 billion by 2035, growing at a CAGR of 5.0%.

This filing further strengthens Clearmind’s robust intellectual property position in Europe, one of the world’s largest pharmaceutical markets. The move is particularly timely and significant in light of President Donald J. Trump’s Executive Order signed on April 18, 2026, which directs federal agencies to accelerate research, development, and regulatory review of psychedelic-based therapies for serious mental health conditions, including PTSD and substance use disorders. The order reflects a strong positive momentum and supportive policy environment for the advancement of innovative treatments in this field, especially for veterans and patients with unmet medical needs.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected growth of the global post-traumatic stress disorder (PTSD) treatment market, advancing the development program with Yissum in accordance with regulatory requirements and strong positive momentum and supportive policy environment for the advancement of innovative treatments in PTSD treatment market, especially for veterans and patients with unmet medical needs. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.